Filed Pursuant To Rule 433

Registration No. 333-209926

June 29, 2016

Transcript of WGC’s Greg Collett Interview on Asset TV

June 28, 2016

Liz Claman: Okay. You’ve heard all of this before. Gold is the safe haven. It’s the fear trade. We’re going to freshen up that message right now because we’ve got Gregory Collett; he’s Director of Investment Products at the World Gold Council. First let’s talk about what’s been happening in the past 72 hours with gold. It was the serious drama trade wasn’t it? I mean people piled in because they were so worried.

Greg Collett: [0:00:24] Absolutely. I mean as you’ve seen, gold is one of the few things in the world that’s been working on the back of that Brexit vote. Overnight it went up 6%, up a little bit, actually right now we’re about at 6% as well. So yeah, in the recent term it’s gone up a ton. Also you look this year; it’s up about 25%.

Liz Claman: [0:00:45] Which is amazing. Okay. So let’s back up to January 1, what about this year had people jumping back into gold? Because it went through a pretty meandering process and then it went lower and we were certainly off the highs of the past couple of years. But then people started to pile back into it. Was it just because it was the unloved trade at the moment?

Greg Collett: [0:01:06] No, I think it’s a little bit more than that. I think certainly of low to negative interest rates around the world. So that tends to drive folks into gold. You have extreme uncertainty around the world with the US elections, with the Brexit vote. But one thing I don’t think gets enough airplay is markets are always subject to uncertainty. And so to my mind, rather than trying to predict where’s the gold price going to be going and what is this environment, people should be looking at it and saying, “You know what, it’s a very good diversifier from the stock and bond portfolio.”

Liz Claman: [0:01:38] Right. Shouldn’t you have a corner of your portfolio in gold?

Greg Collett: [0:01:40] Absolutely.

Liz Claman: [0:01:41] But what about the people who say, “Forget the corner, I want a much bigger chunk in gold because I feel negative interest rates, the central banks don’t know what they’re doing, there’s a lot of headline risk globally and we don’t know what the future is going to proceed like?”

Greg Collett: [0:01:55] Sure. If folks want to make a big bet in any one asset class, God bless them. But you know, for most investors they should be thinking about it as I have some stocks, I have some bonds, I should have something else to help diversify that portfolio because, you know, as folks know, gold is not correlated to stocks, it’s slightly negatively correlated to bonds, it’s very helpful. And I mean just personally on Friday, when all hell was breaking loose with … particularly with stocks around the world, I looked at my own portfolio, my own 401(k). And you know, and I see my stock positions, mostly ETFs down 5-10%. And we run our own fund, we sponsor GLD, the world’s largest gold fund, we’ve about 40 billion in AUM. I see that up about 6 or 7% at the time. One, not only is that economically helpful, it’s also psychologically helpful to have something working in your portfolio.

Liz Claman: [0:02:49] Now, let’s talk about GLD. You know, all of the money that piles in, not that this would ever happen, but if the herd turned on a dime and wanted to exit that, can you pay it out? I just always like to ask this question because, you know, or do … if they wanted to actually get the physical gold, is it backed up by physical gold?

Greg Collett: [0:03:07] Yes. But I think GLD is best looked at as just one pipeline of demand in the gold market. And so each day you can see gold flowing in and out of the fund based on demand. And for 11 years it’s been working, it’s been working perfectly. And this question is it backed by physical gold?

Liz Claman: [0:03:27] That’s why I ask it, I know the answer but I just need to know.

Greg Collett: [0:03:29] No, and I appreciate that, because you know, you read the internet and you see people saying that it’s not. But I consider this commentary about possibly GLD does not have the gold, tt’s in the category with like … like talking about vampires and zombies on the internet. It’s fun to talk about but it’s not true.

Liz Claman: [0:03:47] Yeah. The internet says that zombies are going to land in Jersey City, which I would argue they’re already there, but it’s easy. I live in New Jersey so I can take pot shots at New Jersey. But okay, so let’s talk about where the gold trade goes after Brexit. We know it was the stellar trade the last couple of trading sessions, what about going forward?

Greg Collett: [0:04:04] Yeah. Again we don’t know how Brexit is going to play out. So certainly that’s creating uncertainty. We have the US political elections coming up, that’s adding more uncertainty that tends to drive folks into gold, central banks continue to take actions that are relatively unprecedented. And so that also drives people into gold, low to negative interest rates continue, that drives people into gold. But once again I don’t want to be a broken record, but I don’t want people to forget that I think they’re better served by just diversifying say maybe 7-8% of your portfolio rather than trying to predict where any of these asset classes are going.

Liz Claman: [0:04:42] Yeah. Again the corner of your portfolio for diversification. Before we go, India, China have always been net buyers of gold, at least in recent history. Does that continue?

Greg Collett: [0:04:51] Yes, it continues, full stop, it continues and it looks like it will continue.

Liz Claman: [0:04:57] Greg Collett, yeah, we like gold, it sure is gorgeous and it’s always nice to have some of it in the portfolio, thank you so much. Greg Collett is with the World Gold Council, thank you.

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